FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2009
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces Largest
Marine Seismic Contract
PARIS, France — September 9th 2009
CGGVeritas (ISIN: 0000120164 — NYSE: CGV) announced today that it has been awarded a contract by Pemex to acquire and process 75,000 km2 of 3D seismic data offshore Gulf of Mexico. The program is expected to start in October 2009 and extend through 2013. Total contract value is approximately $465 million.
The day rate contract includes 3D and wide-azimuth offshore acquisition, onboard and onshore imaging as well as gravity and magnetic acquisition and processing. Marine acquisition work will be performed by the Alizé, a high-end CGGVeritas vessel equipped with 12 Sercel Sentinel® streamers.
According to Robert Brunck, Chairman and CEO, of CGGVeritas, “We are very pleased to have been chosen for this important contract, based on our unique portfolio of technologies and our deep in country operational experience across all activities. This multi-year project underlines the confidence Pemex has in our technology and our expertise. The award further extends our leadership position in the high-end segment of the market.”
About CGGVeritas:
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts Paris:	Houston:
Christophe Barnini Tel: +33 1 64 47 38 10 E-Mail: invrelparis@cggveritas.com	Hovey Cox Tel: +1 (832) 351-8821 E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: September 9th, 2009

By /s/ Gerard CHAMBOVET Gerard CHAMBOVET Senior EVP QHSE, Career Development & training, Communication and Audit